

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2026

Joseph Dominguez
President and Chief Executive Officer
Constellation Energy Generation, LLC
1310 Point Street
Baltimore, Maryland 21231

      Re: Constellation Energy Generation, LLC
             Registration Statement on Form S-4
             Filed April 20, 2026
             File No. 333-295174

Dear Joseph Dominguez:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg at 202-551-3707 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Energy & Transportation

cc: Patrick R. Gillard, Esq., of Ballard Spahr LLP